

April 1, 2013

Via E-mail
Ashish Pandey
Chief Executive Officer
Altisource Residential Corporation
c/o Altisource Asset Management Corporation
402 Strand Street
Frederiksted, United States Virgin Islands 00840-3531

> **Re:** **Altisource Residential Corporation**
> **Registration Statement on Form S-11**
> **Filed March 15, 2013**
> **File No. 333-187318**

Dear Mr. Pandey:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you have not yet identified any specific investments to be acquired with the net proceeds of the offering and that you intend to elect to be taxed as a REIT. Please tell us whether your sponsor or its affiliates have previously sponsored other programs with similar investment objectives. If so, please include prior performance disclosure regarding these prior programs in accordance with Industry Guide 5, or tell us why you believe Industry Guide 5 is not applicable.

2.   We note that your entire loan portfolio was acquired by your loan servicer from a "large money center commercial banking institution." Please identify the originator of your loan portfolio.

3.   We note that Altisource will provide construction management, leasing and property management services. Please provide a more detailed discussion of Altisource's capabilities with respect to these services. For example, please disclose the services Altisource will provide through its own employees and the services that will be provided by vendors. To the extent material services are provided by Altisource employees, please disclose the number and locations of Altisource employees. With respect to its "nationwide vendor network", please disclose whether Altisource has continuing service agreements with these vendors or whether they engage vendors on a job-by-job basis. Please also describe in more detail Alitsource's "infrastructure."

4.   Please update the status of your preliminary bids to acquire additional loans. To the extent the loans are acquired, please update your loan portfolio data.

5.   Please tell us why you believe that Item 506 of Regulation S-K dilution disclosure is not required. We note you had a loss for your only reporting period.

Initial Portfolio, page 62

6.   We refer to the table on page 63. Please revise to clarify the basis for the estimated market values used to calculate the weighted average market LTV. In addition, please also provide an LTV based on your aggregate purchase price.

7.   If known, please provide data regarding the age of the underlying properties.

Conflicts of Interest, page 125

8.   Please revise to identify each underwriter that has a material relationship with you and state, with specificity, the nature of the relationship. Refer to Item 508(a) of Regulation S-K.

Exhibit Index

9.   We note that you will be filing certain exhibits by amendment. If you are not in a position to file the legal and tax opinions with the next amendment, please provide us with draft copies for our review.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Folake Ayoola, Attorney Adviser, at (202) 551-3673 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director